Exhibit 99.1

BW LPG Launches Approximately USD 300 Million Senior Unsecured Convertible Bond Offering

Singapore, 1 September 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE: BWLPG, NYSE: BWLP) announces today the launch of an offering (the “Offering”) of senior unsecured bonds due 2031 (the “Bonds”) convertible into new shares (the “Shares”) of the Company in an aggregate principal amount of approximately USD 300 million. The Company intends to use the net proceeds to partly finance the newbuild program with Hyundai Heavy Industries for eight Panamax VLGCs, and for general corporate purposes.

The Bonds will be issued with a denomination of USD 200,000 each and will be issued at par. The Bonds are expected to bear interest at a rate of 2.00% to 2.50% per annum, payable semi-annually in arrear in equal instalments. The initial conversion price will be set at a conversion premium of 35% to 40% above the share reference price which is expected to be the placing price of an existing Share determined in the Concurrent Delta Placement (as defined below) adjusted downwards by the amount of BW LPG’s cash dividend of USD 0.95 per Share payable on or around 16 September 2026 with the ex-dividend date on 7 September 2026. The initial conversion price is subject to customary adjustments in line with market practice and as further set out in the Bond Terms. The Bonds will include dividend protection adjustments to the conversion price in accordance with and as further described in the Bond Terms.

Unless previously converted, redeemed or purchased and cancelled in accordance with the terms and conditions of the Bonds (the “Bond Terms”), the Bonds will be redeemed at par on 9 September 2031 (the “Maturity Date”).

The Company will have the option to redeem all, but not some only, of the Bonds at the principal amount in accordance with the Bond Terms (i) at any time on or after 30 September 2029 if the parity value of the Shares underlying the Bonds on each of at least 20 dealing days in a period of 30 consecutive dealing days, ending no more than 5 dealing days prior to the date on which the relevant redemption notice is given to holders of the Bonds is equal to or exceeds USD 260,000, or (ii) if 20% or less of the aggregate principal amount of the Bonds originally issued remains outstanding.

Holders of the Bonds will be entitled to require an early redemption of their Bonds at the principal amount on the third anniversary of the Bonds’ issue or upon the occurrence of (i) a change of control of the Company, (ii) a free float event in respect of Shares or (iii) a delisting event in respect of the Shares, each as further set out in the Bond Terms.

The Company and the managers of the Offering have been advised that concurrently with the placement of the Bonds, the sole placement agent intends to organise a concurrent placement of existing Shares solely outside the United States to non-U.S. persons in offshore transactions in accordance with and pursuant to the Category 2 requirements of Rule 903 of Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on behalf of certain subscribers of the Bonds who wish to sell these Shares in short sales to purchasers procured by the sole placement agent to hedge the market risk to which the subscribers are exposed with respect to the Bonds that they acquire (the “Concurrent Delta Placement”), at a placement price to be determined by way of an accelerated bookbuilding process that will be carried out by the sole placement agent.

The Company will not receive any proceeds from the sale of Shares in connection with the Concurrent Delta Placement.

The bookbuild period for the Offering will commence immediately following this announcement and may close at any time on short notice. The final terms of the Offering are expected to be determined following the completion of the bookbuilding process later today/tomorrow morning pre-European market open and are expected to be announced through a separate press release. Settlement and delivery of the Bonds is expected to take place on 9 September 2026 (the “Issue Date”).

The Bonds will be offered via an accelerated bookbuilding solely to institutional investors that are not U.S. persons outside the United States in reliance on Regulation S under the Securities Act, as well as outside of Australia, Canada, Japan, South Africa and any other jurisdiction in which offers or sales of the Bonds would be prohibited by applicable law.

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs) and Large Gas Carriers (LGCs), including 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

This information constitutes inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements set out in Section 5-12 of the Norwegian Securities Trading Act.

Disclaimer

NO ACTION HAS BEEN TAKEN BY THE COMPANY, THE MANAGERS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD PERMIT AN OFFERING OF THE BONDS OR POSSESSION OR DISTRIBUTION OF THIS PRESS RELEASE OR ANY OFFERING OR PUBLICITY MATERIAL RELATING TO THE BONDS, THE ORDINARY SHARES TO BE ISSUED OR TRANSFERRED AND DELIVERED UPON CONVERSION OF THE BONDS OR THE ORDINARY SHARES TO BE PLACED BY THE SOLE PLACEMENT AGENT IN THE CONCURRENT DELTA PLACEMENT (HEREINAFTER, THE “SECURITIES”) IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE COMPANY AND THE MANAGERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

THIS PRESS RELEASE IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY STATE IN THE UNITED STATES, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT IN A TRANSACTION NOT SUBJECT TO, OR PURSUANT TO AN EXEMPTION FROM, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NEITHER THIS PRESS RELEASE NOR THE INFORMATION CONTAINED HEREIN CONSTITUTES OR FORMS PART OF AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SECURITIES IN THE UNITED STATES. THERE WILL BE NO PUBLIC OFFER OF ANY SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION.

FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. These forward-looking statements do not reflect historical facts and may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “seek”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding the proposed Offering, the expected terms of the Bonds and the intended use of proceeds, the Concurrent Delta Placement and other non-historical statements.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to, those described in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 31 March 2026 and its other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this press release.

EACH OF THE COMPANY, THE MANAGERS AND THEIR RESPECTIVE AFFILIATES EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO UPDATE, REVIEW OR REVISE ANY STATEMENT CONTAINED IN THIS PRESS RELEASE WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

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